Exhibit 99.2

Republic of Argentina – National Executive Power

2019 – Year of Exports

Notice

Number: IF-2019-94838508-APN-USG#ORSNA

CITY OF BUENOS AIRES

Monday, October 21, 2019

Reference: RESOL-2019-92-APN-ORSNA#MTR

To the President of

AEROPUERTOS ARGENTINA 2000 S A

Eng. Martín EURNEKIAN

The purpose of this notice is to inform you about the issuance of RESOL-2019-92-APN-ORSNA#MTR, which provides as follows: “ARTICLE 1: To approve the Review of the FINANCIAL PROJECTION OF INCOME AND EXPENSES (FPIE) of the Concession corresponding to the period as of December 31, 2017, pursuant to the provisions of Paragraph 29 of Part Four of the FINAL MEMORANDUM OF AGREEMENT FOR CONCESSION CONTRACT ADJUSTMENT, ratified by Decree 1799 of December 4, 2007, included in the IF-2019-87108775-APNGREYF#ORSNA, which states the need to rebalance the variables included in the Projection by means of tariff variation. ARTICLE 2: To uphold the decision issued through ORSNA Resolution No. 9, dated January 28, 2009 as to the convenience and pertinence of making discounts to international aeronautical charges for those airlines that are up to date with their payments. ARTICLE 3: To establish that those airlines that are not up to date with payments of airport charges shall not enjoy the aforementioned discount.”

A motion for reversal or a motion to appeal the administrative act notified by these presents can be filed within the term of TEN (10) and FIFTEEN (15) days respectively, as of the day following the notification thereof, pursuant to the provisions of Articles 84 and 94 of the Regulations of Administrative Proceedings (Decree 1759/1972,as revised in 2017).

Also, the resolution notified hereby exhausts administrative proceedings and the parties shall be entitled to file legal proceedings within NINETY (90) business days, counted from the day following the date of notice.

Resolution RESOL-2019-92-APN-ORSNA#MTR is attached herewith, in EIGHT (8) sheets of paper with writing on both sides of the page.

Signature: [illegible]

Clarification: Ana Lía De Oto

Date: 10/21/2019         Time: 05:00 p.m.

Digitally signed by GESTION DOCUMENTAL ELECTRONICA (Document Management System) - GDE.

Date: 2019.10.21 04:17:58 p.m. -03-00

CARMELA MARTÍNEZ

Chief of the Department

General Secretariat Unit

Organismo Regulador del Sistema Nacional de Aeropuertos (O.R.S.N.A.)

Digitally signed by GESTION DOCUMENTAL ELECTRONICA (Document Management System) - GDE.
Date: 2019.10.21 04:17:59 p.m. -03:00

Republic of Argentina – National Executive Power

2019 – Year of Exports

Resolution

Number: RESOL-2019-92-APN-ORSNA#MTR

CITY OF BUENOS AIRES

Monday, October 21, 2019

Reference: File EX-2018-33707729-APN-USG#ORSNA

Having reviewed File EX-2018-33707729-APN-USG#ORSNA of the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA); Decree No. 375, dated on April 24, 1997, ratified by Decree of Necessity and Urgency No. 842, dated on August 27, 1997; Decree No. 163, dated on February 11, 1998; Decree No. 1799, dated on December 4, 2007; ORSNA Resolutions No. 111, dated on December 30, 2008; No. 9, dated January 28, 2009; No. 167 dated November 20, 2015, No. 100 dated November 25, 2016 and 75 of 2019; and

WHEREAS:

The abovementioned File deals with the Review of the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE), corresponding to the year 2017.

Paragraph 24.1 of the FINAL MEMORANDUM OF AGREEMENT FOR CONCESSION CONTRACT ADJUSTMENT, ratified by Decree Nº 1799 dated on December 4, 2007, establishes the FINANCIAL PROJECTION OF INCOME AND EXPENSES (FPIE) for the Concession for the 2006-2028 period.

Said projection is shown in Annex 5 of the FINAL MEMORANDUM OF AGREEMENT and consists of a breakdown of revenues and expenditures related to the rendering of the services subject to the concession, including the investment obligation and the balance of the mutual claims between the NATIONAL STATE and the Concessionaire AEROPUERTOS ARGENTINA 2000 SOCIEDAD ANÓNIMA.

The FINAL MEMORANDUM OF AGREEMENT states that ordinary and extraordinary reviews of the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE) shall be carried out.

Paragraphs 29.1 and 29.2 of the FINAL MEMORANDUM OF AGREEMENT provide for an Annual Ordinary Review Mechanism of the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE), with the purpose of verifying and keeping the balance between the variables of the aforementioned projection.

ORSNA Resolution Nº 111, dated on December 30, 2008 establishes the necessary methodology to provide for the rebalancing of the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE).

The last review was approved by ORSNA Resolution No. 75, dated on September 12, 2019, which included the year 2016.

As a consequence of the aforementioned measure, the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA) upheld the provisions of Resolution No. 101, of November 25, 2016.

The purpose of the review is to preserve the balance between the variables that are part of the Projection, in the understanding that the Concession shall be in a situation of balance if revenues from airport charges for rendered services permit to recover, within the stipulated term, and in the committed efficiency conditions, all costs associated to the rendering of such services.

For the purposes of the review corresponding to the year 2017, the DEPARTMENT OF ECONOMIC AND FINANCIAL REGULATION of this Regulating Body submitted to the Concessionaire AEROPUERTOS ARGENTINA 2000 SOCIEDAD ANÓNIMA the Bases for the review of the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE) for the year 2017.

Based on the aforementioned, the technical area of this Body requested the information specified in the Bases in order to make the review of the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE) for the year 2017, and the Concessionaire submitted all requested information.

For the purposes of this review, the technical area controlled operating expenses and updated the data corresponding to concession costs for the ongoing period, based on the information arising from regulatory accounting, financial statements, SAP System information and additional information supplied by the Concessionaire.

The technical area controlled such information so as to verify that the corresponding expenditures were made and that they matched the goals of the concession.

The technical area manifests that the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE) also includes the estimated future performance of the variables and a forecast for the year 2018, which was prepared based on the information arising from the Regulatory Accounting Report as of December of such year.

Likewise, for the purpose of the present review, the technical area of this Regulating Body performed an analysis of the Concessionaire’s revenues ─ both aeronautical and non-aeronautical ones.

For such purposes, the technical area used as source of information the data arising from Regulatory Accounting, to incorporate to the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE) the actual annual revenues obtained for each of the corresponding categories, based on the tariffs in force for regulated services, as well as the balance circularization method.

The technical area stated that the revenues of the concession have been subdivided as follows: 1) Aeronautical revenues: those revenues that are directly related to aeronautical activities, with prices regulated by the NATIONAL STATE, including the charges to airlines for landing operations, parking of aircraft, as well as airport terminal usage fees paid by passengers and 2) Non-aeronautical revenues: those revenues from the sale of goods and services inside the airport, with a distinction between: a) Commercial revenues: those revenues that are related to commercial services exploited inside airport premises, including coffee stores, free shops, fuel, ground handling services, stores, etc.; b) Revenues from the cargo terminal: those revenues exclusively connected to air cargo activities, and their relationship with the import and export of goods.

As regards these revenues, the technical area states that it has applied the usual control methods to assess their reasonability, highlighting that control methods applied to each type of revenues depend on the nature thereof. However, all methods yielded very accurate results with minor differences arising from adopted simplifications for the purpose of analysis.

As regards non aeronautical revenues, the technical area manifests that it based its assessment of non-aeronautical revenues on the information supplied within the framework of the balance circularization of service providers.

As regards the revenues from the Cargo Terminal, the technical area states that although revenues corresponding to TERMINAL DE CARGAS ARGENTINA (TCA) are considered commercial revenues, they are analyzed as a separate item so as to clearly assess their efficiency and performance, taking into account that they represent a high percentage of the Concessionaire’s total income.

The technical area also states that operating costs corresponding to TERMINAL DE CARGAS ARGENTINA (TCA) are also differentiated from other Concessionaire’s costs, so as to identify in each case the contribution of costs associated to such activities to total operating costs.

The technical area also states that as regards future forecasts, the correlation functions established by the FINAL MEMORANDUM OF AGREEMENT have been applied. This Regulating Body can modify such correlation functions in face of expected changes in the performance of any of the variables affecting revenue generation and collection.

That one of the objectives of the Ordinary Review is to incorporate any significant effects or variations that may have resulted from decisions made by the Regulating Body, which can have a positive or negative impact on the terms of the Financial Projection of Income and Expenses.

The technical area has detected a significant variation that will be incorporated as an expenditure in the present Review. This is the additional cost that the Concessionaire will bear for the operation of the baggage handling system in the airports of Ezeiza and Aeroparque.

Currently, airlines bear the cost for the operation of the baggage handling system in these two airports. Therefore, this change is beneficial to them.

The Concessionaire submitted Note DIR 2273/19, arguing that the Income Tax on income before taxes resulting from the Review should be imposed according to the statutory rate (THIRTY-FIVE PERCENT (35%) up to 2017, THIRTY PERCENT (30%) in 2018 and 2019, and TWENTY-FIVE PERCENT (25%) from 2020 to the end of the Concession period.)

The technical area analyzed this issue and considered that the raised argument was appropriate.

This way, it is possible to establish, among other things, additional specific goals upon the expectation of changes that are significantly different in terms of expected traffic growth and their correlation with the corresponding variable, thus altering the level of future revenues.

In the present review, the technical area states that such situation has been verified in the Duty free shop category.

In terms of investment, the technical area has taken into account the regulated costs of projects, emphasizing that all information related to investment recording is based on the actions undertaken by the DEPARTMENT OF ECONOMIC AND FINANCIAL REGULATION jointly with the AIRPORT PLANNING DEPARTMENT.

The technical area has not considered in the analysis other investments arising from agreements between private parties and/or airport service providers, as they are not contractual obligations arising from the Concession Contract and/or the FINAL MEMORANDUM OF AGREEMENT.

The technical area has performed all applicable physical and accounting controls, incorporating to the economic-financial model the data arising from the Record of Investments for the 2006-2014 period, whereas it has used temporary data arising from work documents of the infrastructure and regulatory accounting areas for the years 2015, 2016, 2017 and 2018.

For the special case of the years 2015, 2016, 2017 and 2018, if there are any variations as regards the final data, the corresponding adjustments shall be incorporated to the following applicable annual review process.

Based on the criteria used in previous reviews, the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE) includes the implications arising from the different trust accounts created pursuant to subsection 2) of Sub-Annex III-A of the FINAL MEMORANDUM OF AGREEMENT.

The technical area also holds that the deposits that are part of the TRUST FUND FOR WORKS OF THE GROUP “A” OF AIRPORTS, which account for TWO POINT FIVE PERCENT (2.5%) of the revenues of the Concession, are included in the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE) as an expense, together with the rest of the funds, which account for FIFTEEN PERCENT (15%) of revenues, whereas such funds are netted off in the investment row so as to avoid double-entry accounting, following the pace of disbursements.

The technical area states that, as one of the Concessionaire’s obligations is to render services in the stipulated quality conditions, we should not lose sight of the need to prevent airport management operations from undermining service quality. For this reason, the appropriate technical areas of this Regulating Body have assessed the current service quality levels in Group A of Airports, as anticipated in the Review Mechanisms (Chapter 4.1 ─ Regulatory Principle) and item 8 of the bases for the review.

The technical area states that the review also provides for an ideal opportunity to assess the goals of the Concession as a whole, and eventually introduce the necessary adjustments to achieve these goals in the long term.

For this reason, the technical area has considered the Service Quality Factor Measurement Program for the year 2017.

The FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE) is expressed in constant pesos. Thus, the current values of subsequent years shall be adjusted to express them in uniform currency.

The technical area also states that the discount system to airlines has been applied since the date of effect of Resolution No. 9, of January 28, 2009, of this Regulating Body, in line with the provisions of the FINAL MEMORANDUM OF AGREEMENT, which provided for a discount system on airport charges paid by airlines.

The technical area further says that traffic forecasts to be used as of the year 2020 are those provided by the Concessionaire in Note ADM-1620/19, as appears in the file corresponding to the present Review.

The technical area states that the characteristics of aeronautical revenues from the last years are still the same, where airport tariffs for international flights make up for low airport tariffs for domestic flights.

As regards terminal building use tariffs, the total billed amount for these tariffs, both for domestic and international flights, divided by the number of passengers is THREE PERCENT (3%) above the average found in the busiest airports of the region in terms of traffic.

Domestic parking and landing fees are NINETY-SIX PERCENT (96%) AND NINETY-NINE PER CENT (99%), respectively, below the fees charged by the busiest airports of the region in terms of traffic.

The Concessionaire submitted Note DIR 2279/19 informing the approval in Shareholders’ Meeting of an update in the value of preferred shares issued as repayment method for Mutual Claims. The updated amount of such shares is FOUR THOUSAND EIGHT HUNDRED MILLION PESOS (ARS 4,800,000,000).

The technical area analyzed the issue and added the updated amount to the Financial Projection of Income and Expenses.

The LEGAL DEPARTMENT has acted in exercise of its incumbent authority.

The Board of Directors of the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA) has the corresponding authority to issue the present measure, pursuant to the provisions of Section 3 of the National Law of Administrative Procedures No. 19 549, Decree No. 375 of April 24, 1997 and other aforementioned regulations.

The matter was discussed at a Meeting of the Board of Directors held on October 18, 2019 and the undersigned was authorized to issue the present decision.

Therefore,

THE BOARD OF DIRECTORS OF THE ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS

RESOLVES:

ARTICLE 1º.- To approve the Review of the FINANCIAL PROJECTION OF INCOME AND EXPENSES (FPIE) of the Concession corresponding to the period as of December 31, 2017, pursuant to the provisions of Paragraph 29 of Part Four of the FINAL MEMORANDUM OF AGREEMENT FOR CONCESSION CONTRACT ADJUSTMENT, ratified by Decree 1799 of December 4, 2007, included in IF-2019-87108775-APN-GREYF#ORSNA, which states the need to rebalance the variables included in the Projection by means of tariff variation.

ARTICLE 2º.- To uphold the decision issued through ORSNA Resolution 9, dated January 28, 2009 as to the convenience and pertinence of making discounts to international aeronautical charges for those airlines that are up to date with their payments.

ARTICLE 3º.- To establish that those airlines that are not up to date with payments of airport charges shall not enjoy the aforementioned discount.

ARTICLE 4º.- Let these presents be filed and notified to the Concessionaire AEROPUERTOS ARGENTINA 2000 SOCIEDAD ANÓNIMA, the MINISTRY OF TRANSPORTATION, enforced and filed.

Digitally signed by DI STEFANO Patricio

Date: 2019.10.21 02:45:40 p.m. ART

Location: Autonomous City of Buenos Aires

Patricio DI STEFANO

President

Organismo Regulador del Sistema Nacional de Aeropuertos

ORSNA

Digitally signed by GESTION DOCUMENTAL ELECTRONICA
(Document Management System) - GDE.
Date: 2019.10.21 02:45:51 p.m. -03:00

ANNEX 1 - Revenue and Expenditure Financial Projection (REFP)

In thousands of AR$ as of 2017	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Aeronautical Revenues	11,164,039	13,790,493	13,974,952	17,065,217	17,925,048	18,769,626	19,584,274	20,365,541	21,124,188	21,891,233	22,676,939	2,827,705
Local parking fee	33,565	26,350	31,290	33,754	36,364	39,136	41,875	44,389	46,631	48,918	51,267	6,459
International parking fee	414,130	505,574	505,574	528,567	551,891	574,044	595,175	615,849	636,652	657,609	679,056	84,432
Local landing fee	21,844	17,049	20,245	21,838	23,527	25,321	27,093	28,720	30,170	31,650	33,169	4,179
International landing fee	976,781	1,294,961	1,294,961	1,353,854	1,413,596	1,470,338	1,524,461	1,577,416	1,630,698	1,684,377	1,739,310	216,262
Domestic airport terminal usage fee	1,100,401	940,564	1,116,887	3,160,745	3,405,159	3,664,748	3,921,245	4,156,688	4,366,602	4,580,788	4,800,702	604,877
Regional airport terminal usage fee	206,260	227,955	227,955	238,322	248,839	258,827	268,355	277,676	287,056	296,505	306,175	38,069
International airport terminal usage fee	8,411,057	10,778,040	10,778,040	11,728,137	12,245,672	12,737,212	13,206,070	13,664,803	14,126,380	14,591,386	15,067,260	1,873,427
Telescopic jet way usage fee	0	0	0	0	0	0	0	0	0	0	0	0
Non-aeronautical Revenues	8,867,208	9,731,981	10,055,747	10,642,859	11,175,461	11,704,430	12,206,719	12,688,064	13,231,180	13,704,313	14,187,373	3,909,281
Ground handling service	204,841	242,633	245,609	259,301	273,639	288,529	302,359	315,062	326,560	338,120	349,790	43,546
Fuel	151,832	221,988	190,033	203,275	217,325	232,107	246,014	258,934	270,746	282,726	294,923	37,006
Tax-free store	1,050,409	1,011,310	1,160,241	1,273,658	1,329,861	1,383,242	1,434,159	1,483,977	1,610,808	1,663,832	1,718,096	213,624
Fiscal warehouses (variable license fee : EDCADASSA)	4,474,146	5,192,890	4,901,969	5,124,904	5,351,054	5,565,844	5,770,724	5,971,178	6,172,876	6,376,072	6,584,017	818,641
Advertising	230,234	219,591	256,115	262,051	268,081	274,180	280,418	286,864	293,673	300,355	307,177	37,064
Parking	749,492	661,007	938,064	1,003,433	1,072,785	1,145,757	1,214,404	1,278,181	1,336,489	1,395,626	1,455,836	182,674
Catering	334,805	347,450	369,813	386,632	403,693	419,897	435,353	450,476	465,692	481,022	496,710	61,760
Rent	202,430	269,455	225,185	230,404	235,706	241,068	246,553	252,220	258,207	264,082	270,080	32,588
Counters & cute	111,184	136,070	139,158	148,855	159,144	169,969	180,152	189,613	198,263	207,036	215,968	27,099
Coffee shops	288,344	262,982	360,891	386,039	412,721	440,794	467,204	491,740	514,172	536,924	560,087	582,988
Services and stores	945,151	1,029,284	1,134,148	1,227,500	1,312,338	1,401,605	1,485,581	1,563,599	1,634,927	1,707,271	1,780,924	1,853,743
Expense reimbursement	124,340	137,320	134,521	136,807	139,115	141,436	143,796	146,220	148,765	151,247	153,767	18,549

Total Revenues	20,031,247	23,522,474	24,030,699	27,708,076	29,100,510	30,474,056	31,790,992	33,053,605	34,355,369	35,595,546	36,864,312	6,736,987
TCA Expenses	-1,968,156	-2,066,563	-2,169,892	-2,278,386	-2,392,306	-2,511,921	-2,637,517	-2,769,393	-2,907,862	-3,053,255	-3,205,918	-398,616
Personnel	-1,495,083	-1,483,023	-1,495,083	-1,495,083	-1,495,083	-1,495,083	-1,495,083	-1,495,083	-1,495,083	-1,495,083	-1,495,083	-180,229
Public services	-395,009	-545,212	-427,351	-434,614	-441,948	-449,321	-456,818	-464,518	-472,604	-480,489	-488,492	-58,927
Maintenance	-1,787,932	-2,315,581	-1,677,586	-1,731,181	-1,786,051	-1,841,848	-1,894,860	-1,945,360	-1,993,828	-2,041,744	-2,090,091	-255,159
Insurance	-45,462	-42,838	-52,333	-53,950	-55,606	-57,292	-59,030	-60,839	-62,765	-64,669	-66,627	-8,042
Hired services	-121,836	-118,731	-130,671	-133,403	-136,169	-138,948	-141,445	-143,674	-145,640	-147,573	-149,483	-18,241
FIRE-fighting and medical services	-591,637	-625,820	-620,075	-802,453	-813,546	-824,613	-834,495	-843,260	-850,953	-858,484	-865,891	-105,235
Matrix	0	0	0	0	0	0	0	0	0	0	0	0
GATO	0	0	0	0	0	0	0	0	0	0	0	0
Other operating expenses	-406,273	-507,217	-427,297	-431,918	-436,557	-441,191	-445,876	-450,658	-455,651	-460,488	-465,369	-56,124
AEI (15% over total income}	-2,984,933	-3,511,533	-3,604,605	-4,156,211	-4,365,076	-4,571,108	-4,768,649	-4,958,041	-5,153,305	-5,339,332	-5,529,647	-1,010,548
PB2012	0	0	0
RZO WORKS	0	0	0	0	0	0	0	0	0	0	0	0
Mutual claim interests	0	0	0	-96,000	-84,000	-72,000	-60,000	-48,000	-36,000	-24,000	-12,000	0
Gross income	-823,405	-983,605	-961,228	-1,108,323	-1,164,020	-1,218,962	-1,271,640	-1,322,144	-1,374,215	-1,423,822	-1,474,572	-269,479
Financial transfer tax	-242,758	-182,895	-236,236	-260,091	-264,955	-277,023	-288,131	-298,866	-310,151	-320,092	-330,717	-58,293
(Tax) Amortizations	-803,082	-1,177,961	-1,177,961	-1,177,961	-1,177,961	-1,177,961	-1,177,961	-1,177,961	-1,177,961	-1,177,961	-1,177,961	0
Total expenditures	-11,665,564	-13,560,979	-12,980,317	-14,159,576	-14,613,278	-15,077,272	-15,531,504	-15,977,796	-16,436,018	-16,886,994	-17,351,853	-2,418,894

Earnings before tax	8,365,683	9,961,495	11,050,382	13,548,499	14,487,232	15,396,783	16,259,488	17,075,809	17,919,350	18,708,552	19,512,459	4,318,093
Income tax	-2,927,989	-2,988,448	-3,315,115	-3,387,125	-3,621,808	-3,849,196	-4,064,872	-4,268,952	-4,479,838	-4,677,138	-4,878,115	-1,079,523
Earnings after tax	5,437,694	6,973,046	7,735,267	10,161,375	10,865,424	11,547,588	12,194,616	12,806,857	13,439,513	14,031,414	14,634,344	3,238,570
Other Companies	15,482	18,070										0
(Tax) amortization adjustments	803,082	1,177,961	1,177,961	1,177,961	1,177,961	1,177,961	1,177,961	1,177,961	1,177,961	1,177,961	1,177,961	0
Mutual claim amortization	0	0	0	-600,000	-600,000	-600,000	-600,000	-600,000	-600,000	-600,000	-600,000	0
Work capital variation	574,515	973,786	0	0	0	0	0	0	0	0	0	0
Direct investment	-3,565,644	-4,566,560	-2,590,613	-1,352,503	-335,932	-393,564	-382,471	-384,843	-423,797	-340,768	-323,029	0
Additional Investments	-339,208	-548,338	-1,873,907	-1,057,091	-1,116,163	-1,075,798	-1,075,798	-1,075,798	-1,075,798	-1,075,798	-1,075,798	0
AEI allocated to Investments (2,5%)	-248,993	-107,455	-1,488,285	-665,402	-670,487	-697,186	-697,186	-697,186	-697,186	-697,186	-697,186	0
Total Investment	-3,814,636	-4,646,189	-5,952,805	-3,074,997	-2,122,583	-2,166,549	-2,155,455	-2,157,828	-2,196,781	-2,113,752	-2,096,013	0
Net fund flow	2,925,922	4,027,965	-5,726,480	2,126,201	9,991,289	10,656,186	11,314,308	11,924,176	12,517,878	13,192,809	13,813,478	3,238,570
		Additional investments
			10.175.187	6.203.540

IF-2019-87108775-APN-GREYF#ORSN